Third Quarter Report

September 30, 2005

 (Restated)

Notice to Readers

The interim restated unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the nine months ended September 30, 2005 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 which are available at the SEDAR website at www.sedar.com.

Directors’ Report to Our Shareholders

During the first half of the year management acquired three new properties, secured the financing required to close those acquisitions and provided the capital for work expenditures. For the third quarter of the year we have focused on drilling and development of these properties and announced our results. We are committed to completing the announced drilling programs and to aggressively pursue new programs when regulatory approval is received. We have also added further executive talent with the appointment of a Vice President of Projects and Environment, further strengthening our team and enabling advancement of the Company’s objectives.

Properties

The Company has acquired the Rosemont copper property located in Arizona, the Lone Mountain copper/zinc property in New Mexico, the Mount Hamilton gold/molybdenum property in Nevada, and the Shell tungsten/molybdenum property in Nevada.

Financing

$16,480,921 has been raised through private placements, options, warrants and a convertible debenture.

Personnel

The Company has engaged the services of James Sturgess as the Vice President of Projects and Environment, responsible for all environmental permitting and oversight of project development activities. Mr. Sturgess works in our Denver office.

Work Programs

The new executive personnel and technical team have focused the Company on advancing the properties through drilling and project development.

Rosemont Property – After the Company reviewed the historic geologic model and drill data and constructed an electronic database, including updated structure and lithology, a modern resource estimate and initial pit-optimization were completed and used to design a 3,000 metre drill program. The 3,000 metre program is designed to carry out confirmation and in-fill drilling of previous programs. In September the Company announced expansion of the drill program to approximately 10,000 metres and currently three drilling rigs are working on site. Initial results were promising and the first three drill holes designed to confirm the down dip extension were announced on October 13, 2005. On November 10, 2005 results of an additional 1139.3 meters were announced. These additional drill intersections compare favorably to the historic resource results completed by Anamax and Asarco. A pre-feasibility study and corresponding technical report are planned for completion by the first quarter of 2006.

Lone Mountain Property - Data from previous programs has been acquired and has been compiled in an electronic database. The geological model has been refined, and was used to design a drill program. Permit applications for a 3,100 metre drill program have been submitted for approval. Negotiations with the private property surface owners for access to this site are being finalized.

Mount Hamilton Properties – Compilation of data from prior programs has been completed and an updated geological model developed. The Company plans to complete a 3,000 metre diamond drill program to verify previously discovered molybdenum and tungsten mineralized bodies and explore their extensions. Permit applications, including environmental review for public comment, have been submitted to the U.S. Forest Service.

As the work programs continue we will announce the results as available. We are looking forward to further encouraging results and appreciate your support.

On behalf of the Board,

/S/ Gil Clausen
Gil Clausen	November 23, 2005
President & Chief Executive Officer

Augusta Resource Corporation	2

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at September 30, 2005 and December 31, 2004

		September 30	December 31
	Notes	2005	2004
ASSETS		(restated, note 2)

CURRENT
Cash	4	$5,487,009	$989,799
Accounts receivable	12	35,525	32,979
Marketable securities	4,5	89,596	-
Prepaid expenses	12	17,330	37,567
Deferred debt issuance costs		214,519	-
		5,843,979	1,060,345

FIXED ASSETS	4,6	9,888	-

MINING ASSETS	4,7
Mining properties		15,533,126	285,064
Deferred exploration expenses		1,315,741	19,785
		16,848,867	304,849
		$22,702,734	$1,365,194

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	12	$987,441	$534,183
Current portion of convertible debenture	9	4,483,281	-
Current portion of notes and advances	8	1,093,239	23,288
		6,563,961	557,471

LONG -TERM
Future income taxes	9	2,200,000	-
Notes and advances	8	1,390,052	32,997
		10,154,013	590,468

SHAREHOLDERS' EQUITY

Share capital	10	15,880,582	4,611,331
Contributed surplus	10	5,726,918	104,500
Subscriptions received		-	1,050,000
Foreign currency translation		11,944	-
Deficit		(9,070,723)	(4,991,105)
		12,548,721	774,726
		$22,702,734	$1,365,194

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the period of January 1 to September 30, 2005 and 2004

	Three Months Ended September 30		Nine Months Ended September 30

	2005	2004	2005	2004
	(restated, note 2)		(restated, note 2)
EXPENSES
Accounting and audit	$-	$-	$-	$(500)
Amortization	748	-	748	-
Administration	7,500	7,500	22,500	22,500
Consulting and communication	3,421	-	42,173	-
Debt issue costs	135,534	-	180,712	-
Filing and regulatory	(7,932)	993	106,914	13,672
Fiscal and advisory services	5,437	-	22,460	-
Foreign exchange (gain)	(240,268)	(328)	(237,828)	1,413
Interest and finance charges	991,785	(3,614)	1,335,412	1,677
Investor relations	3,489	-	36,725	-
Legal fees	(1,367)	59,199	3,884	59,199
Office and sundry	57,396	-	188,110	3,295
Recruitment fees	-	-	45,174	-
Salaries and benefits	180,900	43,750	392,327	131,407
Stock based compensation	336,005	22,815	681,530	22,815
Travel	14,867	(2)	35,037	3,509

Loss from operations	(1,487,515)	(130,313)	(2,855,878)	(258,987)
Interest and other income	29,021	-	36,441	-
Gain from settlement of debt	-	-	8,847	-
Write-off of mining assets	-	-	-	(509,154)

LOSS FOR THE PERIOD	(1,458,494)	(130,313)	(2,810,590)	(768,141)

Deficit, beginning of the period	(7,533,376)	(4,649,876)	(4,991,105)	(4,012,048)
Change in accounting policy (note 3)	-	(32,500)	-	(32,500)
Restated deficit, beginning of period, as restated	(7,533,376)	(4,682,376)	(4,991,105)	(4,044,548)
Share issue expenses	(78,853)	-	(1,269,028)	-
	-	-
DEFICIT, END OF PERIOD	$(9,070,723)	$(4,812,689)	$(9,070,723)	$(4,812,689)

BASIC & DILUTED LOSS PER SHARE	$(0.04)	$(0.01)	$(0.09)	$(0.06)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	35,122,731	16,584,555	30,331,680	12,629,446

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period of January 1 to September 30, 2005 and 2004

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
	(Restated, Note 2)		(Restated, Note 2)
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Net loss for the period	$(1,458,494)	$(130,313)	$(2,810,590)	$(768,141)
Items not affecting cash:
Discount interest on debt	855,943	-	1,153,886	-
Amortization	748	-	748	-
Unrealized foreign exchange	(205,824)	-	(205,824)	-
Debt issue costs	135,534	-	180,712	-
Accrued interest and loan bonus	-	-	-	643
Gain on settlement of debt	-	-	(8,847)	-
Write-off of mining assets	-	-	-	509,154
	(672,093)	(130,313)	(1,689,915)	(258,344)
Net changes in non-cash
working capital items:
Accounts receivable	(67,349)	10,000	(2,546)	(604)
Prepaid items	34,838	-	20,237	-
Stock based compensation	336,005	22,815	681,530	22,815
Accounts payable & accrued liabilities	(83,997)	(36,736)	(397,320)	(102,510)
	(452,596)	(134,234)	(1,388,014)	(338,642)

FINANCING
Issuance of common shares	707,260	138,000	10,480,921	383,000
Repayment of notes and advances	-	-	(14,950)	-
Issuance of convertible debt security	-	-	6,000,000	-
Share issue expense	(123,852)	-	(832,520)	-
	583,408	138,000	15,633,451	383,000

INVESTING
Acquisition of DHI Minerals Ltd.	-	-	(4,000)	-
Investment in mining properties, net of related payables	-	-	(8,590,461)	-
Investment in marketable securities	(6,035)	-	(89,596)	-
Investment in fixed assets	-	-	(10,636)	-
Deferred exploration expenses, net of related payables	(830,920)	-	(1,065,478)	(41,400)
	(836,955)	-	(9,760,171)	(41,400)

Foreign currency translation	11,944	-	11,944	-

NET CASH INFLOW (OUTFLOW)	(694,200)	3,766	4,497,210	2,959
CASH, BEGINNING OF PERIOD	6,181,209	1,728	989,799	2,535
CASH, END OF PERIOD	$5,487,009	$5,494	$5,487,009	$5,494

SUPPLEMENTAL INFORMATION
Interest paid	$-	$-	$-	$4
Interest received	$29,021	$-	$36,441	$-
Non-cash transactions
Acquisition of DHI Minerals Ltd.	$-	$-	$4,760,601	$-
Investment in mining properties	$-	$-	$120,000	$-

Refer to Notes 7, 8 and 10 for non-cash operating, financing and investing activities

Augusta Resource Corporation	5

NOTES TO THE FINANCIAL STATEMENTS

1.	CONTINUING OPERATIONS

Augusta Resource Corporation (the “Company”) has interests in mining assets at the exploration stage, the economic viability of which has not been assessed. The realization of the company’s investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment on an advantageous basis.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a history of losses, has working capital deficit of $719,982 (2004 –$502,874), and has a deficit of $9,070,723 (2004 – $4,991,105). Realization values of assets may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2.	RESTATEMENT

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is seeking, the Company discovered non- cash errors relating to its financial statements for the year ended December 31, 2005. In the previously released second quarter, third quarter and year end financial statements the Company had not properly accounted for the convertible debenture issued in June of 2005. CICA Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005 the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Additional third quarter adjustments (which were properly reflected in the year end consolidated financial statements) relate primarily to the change in the discount rate for the debt incurred in the Mount Hamilton acquisition from 4% to 15% and the recording of the tax gross-up, (see Note 7 to the restated consolidated financial statements for the three and nine months ended September 30, 2005).

Augusta Resource Corporation	6

NOTES TO THE FINANCIAL STATEMENTS

2.	RESTATEMENT (continued)

Through and as at September 30, 2005 the impact of the restatement was:

	As previously	Adjustments	As restated
	reported
September 30,2005

Balance Sheet
Deferred debt issuance costs	0	214,519	214,519
Mining properties	13,760,126	1,773,000	15,533,126
Convertible debt	6,000,000	(1,516,719)	4,483,281
Notes and advances	2,812,291	(329,000)	2,483,291
Future income taxes	0	2,200,000	2,200,000
Share capital	18,596,689	(2,716,107)	15,880,582
Contributed surplus	6,072,383	(345,465)	5,726,918
Deficit	(13,765,533)	4,694,810	(9,070,723)

Statement of operations
Debt issuance costs	0	180,712	180,712
Foreign exchange (gain)	(214,828)	(23,000)	(237,828)
Interest and finance charges	233,815	1,101,597	1,335,412
Stockbased compensation	5,502,720	(4,821,190)	681,530
Loss from operations	(6,417,759)	3,561,881	(2,855,878)
Net loss for the period	(6,372,471)	3,561,881	(2,810,590)
Share issue expenses	(2,401,957)	1,047,184	(1,354,773)
Deficit, end of period	(13,765,533)	4,609,065	(9,156,468)
Loss per share	(0.21)	0.12	(0.09)

Statement of cash flows
Net loss for the period	(6,372,471)	3,561,881	(2,810,590)
Accrued interest on debt	52,289	1,101,597	1,153,886
Debt issuance costs	0	180,712	180,712
Unrealized foreign exchange	(182,824)	(23,000)	(205,824)
Stock based compensation	5,502,720	(4,821,190)	681,530

3.	CHANGE IN ACCOUNTING POLICY Stock based compensation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $32,500 and increased contributed surplus by $32,500.

Augusta Resource Corporation	7

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Generally accepted accounting principles

These interim financial statements should be read in conjunction with the annual financial statements of the Company. These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly, do not include all disclosures required for annual financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual financial statements of the Company.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the following:

The Company’s wholly owned subsidiary DHI Minerals Ltd., a British Columbia corporation, and it’s 100% owned subsidiary, DHI Minerals (U.S.) Ltd. a Nevada corporation, which holds the Mount Hamilton Property.

Company’s wholly owned subsidiary, Augusta Resource (Arizona) Corporation, an Arizona corporation, which holds the Rosemount Property.

The inter-company transactions and balances have been eliminated for both subsidiaries.

(c)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates.

(d)	Marketable securities

Marketable securities are valued at the lower of cost and market value.

(e)	Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the declining balance method, based on the estimated useful lives of the assets as follows:

Computer hardware                       30% declining balance

(f)	Mining assets

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment of value. Mining properties, related deferred exploration expenses and options to acquire

Augusta Resource Corporation	8

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Mining assets (continued)

undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that the estimated net realizable value is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

(g)	Share issue expenses

Share issue expenses are recorded as an increase in the deficit in the year in which they are incurred.

(h)	Loss per share

Basic net loss is computed using the weighted average number of common share equivalents outstanding during the period. The Company uses the treasury stock method for the calculation of diluted loss per share.

(i)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

The consolidated financial statements of DHI Minerals (U.S.) Ltd. and Augusta Resource (Arizona) Corporation are translated into Canadian dollars using the temporal method for integrated operations, as follows:

Augusta Resource Corporation	9

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Foreign currencies (continued)

	a.	monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

b.

non-monetary assets and liabilities should be translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

	c.	revenue and expense items at approximate exchange rates prevailing at the time the transaction occurred;

	d.	depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;

	e.	translation gains and losses on monetary items or non-monetary items carried at market are included in the current periods statement of operations.

(j)	Stock-based compensation plans

Effective January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments. The revised standard requires that the fair value of stock options granted after January 1, 2002 be expensed in the statement of earnings. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro-forma information on the fair value of stock compensation issued during the period in the notes to the financial statements.

(k)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

5.	MARKETABLE SECURITIES

The market value of all securities as at September 30, 2005 was $89,596. As of December 31, 2004, the market value was $NIL.

Augusta Resource Corporation	10

NOTES TO THE FINANCIAL STATEMENTS

6.	FIXED ASSETS

	September 30, 2005			December 31, 2004
		Accumulated
	Cost	Depreciation	Net Book Value	Net Book Value

Computer hardware	$10,636	$748	$9,888	$-

7.	MINING ASSETS

	Mining PropertiesCost		DeferredExploration Expenses
Miningassets:	2005	2004	2005	2004
Rosemont property	$8,439,226	$-	$1,121,231	$-
Mt. Hamiltonproperty	6,574,757	37,157	139,497	16,191
LoneMountainproperty	271,236	-	38,630	-
Shell property	-	-	12,789	-
CoronationDiamond District properties	247,907	247,907	3,594	3,594
	$15,533,126	$285,064	$1,315,741	$19,785

Miningproperties:	2005	2004
Balance, beginningof year	$285,064	$544,706
Acquisitioncosts	13,048,062	37,157
Acquisitiontaxgross-up	2,200,000	-
Write-offs	-	(296,799)
Balance at September 30, 2005and December 31, 2004	$15,533,126	$285,064

Deferredexploration expenses:	2005	2004
Balance, beginningof year	$19,785	$174,549
Geologists, consultantsand professional services	1,295,956	57,591
Write-offs	-	(212,355)
Balance at September 30, 2005and December 31, 2004	$1,315,741	$19,785

Augusta Resource Corporation	11

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The property contains three known potentially open-pit mineable copper/molybdenum skarn  deposits on patented mining claims. Over 232,000 feet of diamond drilling has been conducted on the property by Anaconda/Amax and Asarco outlining approximately 5 billion pounds of copper. These are historical figures. Augusta has not yet completed the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore, the resource figures should not be relied upon. The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for cash payments of US $20,800,000 payable over a three year period. The Company does not retain a liability to make the payments, but it would surrender any claims to the property. The Company has made the first payment of $6,666,666 USD.

Properties in White Pine County, Nevada

Mount Hamilton Gold Project

On December 2, 2004, the Company announced the signing of a heads of agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mount Hamilton Gold Project by purchasing, effective May 6, 2005, 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (Net present value of $3,103,438 based on a 15% discount rate), 3,750,000 common shares at $0.16 USD per share with a fair value of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years with a fair value of $465,163. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC. Prior to commercial production, $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

With the completion of a definitive agreement, effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The purchase method was used to account for this transaction and the entire purchase consideration was allocated to the mining property acquired.

Augusta Resource Corporation	12

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Properties in White Pine County, Nevada (continued)

Mount Hamilton Gold Project (continued)

Purchase price:
$3,000,000 USD (cash)	$3,103,438
3,750,000 common shares at $0.16 USD ($0.19 CDN)	720,000
3,750,000 warrants for common shares at $0.16 USD	465,163
300,000 common shares issued for a finder's fee	49,000
Total consideration paid	4,337,601
Professional fees	37,156
Future income tax liability (acquisition gross-up)	2,200,000
Total property value	$6,574,757

The purchase price has been allocated on a preliminary basis to the fair value of the consideration provided which equates the fair value of the asset acquired based on management’s best estimates and takes into account all available information at the time these consolidated financial statements were prepared. The process has been conducted in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combinations” (Emerging Issue Committee Abstract 152).

The future income tax liability of $2,200,000 relates to the tax effected difference between the tax bases of the assets acquired and the accounting allocation value.

The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition.

Shell Deposit

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

Augusta Resource Corporation	13

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company can acquire a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of $4,850,000 USD, $500,000 USD to be completed by February 11, 2006, and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The Company has the option to purchase half of the NSR for $2,000,000 USD. The agreement is effective on May 11, 2005. The Company has paid $100,000 USD and issued 50,000 common shares to date.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for 4 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the 4 properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date and 58,335 shares by the first anniversary date of the initial share issuance. The Company issued 58,335 shares at a deemed value of $0.28 for a total value of $16,334 to NWT on April 29, 2003.

For the four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

Prior to June 30, 2004, the Company held two additional option agreements with NWT to acquire a 100% working interest in the AW and BH properties, aggregating 241,300 acres. Those agreements required the Company to pay NWT cash amounts totalling $293,132 and to issue 200,000 common shares, of which 33,334 were to be issued within 10 days of the approved sale, 33,334 were to be issued by the first anniversary date of the initial share issuance, and 66,667 shares each by the second and third anniversaries. The Company issued 33,334 at a deemed value of $0.11 per share for a total value of $3,667 on May 7, 2003. In 2002, the Company entered into an option and joint venture agreement on the two properties, with Ashton Mining (Northwest Territories) Ltd. (“Ashton”), a wholly owned subsidiary of Ashton Mining of Canada

Augusta Resource Corporation	14

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

Inc. Under terms of the agreements, the Company was to fund a Phase 1 exploration program, aggregating $207,000 that Ashton would conduct during the 2003 exploration season. In July 2004, the Company received results from the 2003 summer exploration program conducted on the properties. Ashton notified the Company that it was terminating the agreements on both properties and the Company decided to not proceed any further with the properties and, effective June 30, 2004, has written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses.

As at September 30, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

8.	LONG TERM NOTES AND ADVANCES

As a result of the acquisition by the Company of the Mount Hamilton property, through DHI Minerals Ltd., the company has additional long-term liabilities outstanding to Diamond Hill Investments Ltd. Total notes and advances outstanding:

	September 30	December 31
	2005	2004
Notes and advances	$32,488	$56,285
Long term notes to Diamond Hill Investments Ltd.	2,450,803	-
	2,483,291	56,285
Less: Current portion	(1,093,239)	(23,288)
Total long term notes and advances	$1,390,052	$32,997

The purchase of the Mount Hamilton Gold Property assets from Diamond Hill Investments Ltd. included cash consideration of $3,000,000 USD. The initial installment payment of $500,000 USD was accrued in April 2005. The remaining $2,500,000 USD has been discounted using an interest rate of 15%.

Augusta Resource Corporation	15

NOTES TO THE FINANCIAL STATEMENTS

8.	LONG TERM NOTES AND ADVANCES (continued)

	Amount	Discounted	Discounted
	USD$	USD$	CDN$
April 30, 2006 (current portion of long term note)	$1,000,000	$940,259	$1,093,239
April 30, 2007	1,500,000	1,195,538	1,390,052
Total long term notes and advances	$2,500,000	$2,135,797	$2,483,291

In March 2003, the Company received a loan totaling $100,000. This loan was payable on demand and bears an interest rate of 5% per annum. This loan was repaid on November 20, 2003. Interest of $3,621 and a loan bonus consisting of 100,000 common shares at a deemed value of $0.10 per share and $10,000 cash was accrued for this loan and remains outstanding at September 30, 2005 as notes payable.

Advances do not provide for specific terms of repayment and are unsecured.

9.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term, with half due within six-months, and is convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bears an interest rate of 9% annually and the Company has the option to repay the convertible debenture on the specified repayment dates in cash or stock. Any accrued interest owing under the convertible debenture may be converted into common shares at the discretion of the lender. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period that expired on October 2, 2005.).

In accordance with CICA Handbook Section 3860, and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is accrued over the term of the debenture. Through September 30, 2005 $980,600 of interest expense had been accrued including $757,651 in the third quarter.

Augusta Resource Corporation	16

NOTES TO THE FINANCIAL STATEMENTS

9.	CONVERTIBLE DEBENTURE (continued)

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. The fair value of the warrants of $247,769, which was allocated to debt ($144,643) and equity ($103,126), was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.17%, a one year term to expiry and no annual dividends. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

See Note 16, Subsequent Events for additional information on the renegotiation of certain terms of the convertible debenture.

10.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	4,611,331
Issued for convertible debenture issuer bonus	363,363	1,019,233
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	395,833	46,250
Issued for warrants exercised	3,600,208	948,217
Common shares, Balance at September 30, 2005	37,222,468	$15,880,582

Augusta Resource Corporation	17

NOTES TO THE FINANCIAL STATEMENTS

10.	SHARE CAPITAL (continued)

(c)	Private Placement

On June 30, 2005, the Company announced the closing of its brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants on the same terms as those issued under the private placement, were paid.

On March 3, 2005, the Company closed the private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued under the private placement, were paid.

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued under the private placement, were paid.

(d)	Options

On September 30, 2005, certain directors and officers of the Company held 3,214,333 stock options, and certain employees of the Company held 112,500 stock options to purchase common shares of the Company.

The following table summarizes the status of the Company’s stock option plans as at September 30, 2005:

Augusta Resource Corporation	18

10.	SHARE CAPITAL (continued)

(d)	Options (continued)

	2005
		Average Exercise
	Number of Shares	Price
Outstanding at beginning of year	1,096,000	$0.15
Granted	2,910,000	$1.68
Exercised	(395,833)	$0.12
Expired	(16,667)	$0.45
Cancelled	(266,667)	$0.15
Outstanding at end of year	3,326,833	$1.35

Options exercisable at September 30, 2005	766,833

The following table summarizes information about stock options outstanding at September 30, 2005:

	Number			Number	Weighted
	Outstanding at	Weighted Average		Exercisable at	Average
	September 30,	Remaining	Weighted Average	September 30,	Exercise
Exercise Prices	2005	Contractual Life	Exercise Prices	2005	Prices
$ 0.30	87,666	1.2 Years	$ 0.30	87,666	$ 0.30
$ 0.33	66,667	1.6 Years	$ 0.33	66,667	$ 0.33
$ 0.10	50,000	4.0 Years	$ 0.10	-	$ 0.10
$ 0.10	212,500	4.1 Years	$ 0.10	200,000	$ 0.10
$ 2.05	450,000	4.5 Years	$ 2.05	112,500	$ 2.05
$ 1.96	125,000	4.5 Years	$ 1.96	-	$ 1.96
$ 2.30	100,000	4.8 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,085,000	4.9 Years	$ 1.56		$ 1.56
$ 1.55	150,000	5.0 Years	$ 1.55	200,000	$ 1.55
	3,326,833			766,833

Augusta Resource Corporation	19

NOTES TO THE FINANCIAL STATEMENTS

10.	SHARE CAPITAL (continued)

(e)	Warrants

The following table summarizes information about warrants outstanding at September 30, 2005. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
Currency	Exercise Price	Expiry Dates	January 1, 2005	Issued	Exercised	Expired	September 30,2005
CDN	$ 0.45	March 3, 2006	-	1,750,000	360,000	-	1,390,000
CDN	$ 1.25	April 15, 2006	-	1,007,140	240,208	-	766,932
CDN	$ 2.50	April 15, 2006	-	832,155	-	-	832,155
CDN	$ 0.10	May 6, 2006	7,660,000	-	200,000	-	7,460,000
CDN	$ 2.75	June 14, 2006	-	218,181	-	-	218,181
CDN	$ 0.10	November 7, 2006	2,800,000	-	2,800,000	-	-
USD	$ 0.16	May 6, 2007	-	3,750,000	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	-	2,200,000	-	-	2,200,000
			10,460,000	9,757,476	3,600,208	-	16,617,268

A further 186,625 warrants were exercised between October 1 and November 23, 2005.

(f)	Contributed Surplus

On September 30, 2005, the contributed surplus was as follows:

2005
Balance - Beginning of year	$104,500
Stock-based compensation expense for the year	681,530
Fair value of warrants issued on acquisition	465,163
Fair value of equity component of convertible debenture	1,478,083
Fair value of warrants issued on debt issuance	247,769
Fair value of warrants issued on private placements	2,722,199
Fair value of broker warrants issued	213,631
Transfer upon exercise of warrants	(185,957)
Balance - June 30, 2005	$5,726,918

Augusta Resource Corporation	20

NOTES TO THE FINANCIAL STATEMENTS

11.	STOCK-BASED COMPENSATION PLANS

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock- based Compensation and Other Stock-based Payments as described in Note 2(l).

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $490,069. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 85%, a risk free interest rate of 3.78% and an expected life of three years.

In April 2005, 125,000 stock options with an exercise price of $1.96 were issued to a certain officer of the Company resulting in a fair value at the date of grant of $128,647. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 51%, a risk free interest rate of 3.42% and an expected life of four years.

In June 2005, 100,000 stock options with an exercise price of $2.30 were issued to a certain director of the Company resulting in a fair value at the date of grant of $151,029. The fair value of stock compensation issued to the director was determined using the Black-Scholes valuation model assuming a volatility factor of 71%, a risk free interest rate of 3.17% and an expected life of four years.

In August 2005, 2,085,000 stock options with an exercise price of $1.56 were issued to directors, officers and employees of the Company resulting in a fair value at the date of grant of $2,625,003. The fair value of stock compensation issued to directors, officers and employees was determined using the Black-Scholes valuation model assuming a volatility factor of 78%, a risk free interest rate of 4.21% and an expected life of four years.

In September 2005, 150,000 stock options with an exercise price of $1.55 were issued to a certain officer of the Company resulting in a fair value at the date of grant of $164,805. The fair value of stock compensation issued to the officer was determined using the Black-Scholes valuation model assuming a volatility factor of 82%, a risk free interest rate of 4.21% and an expected life of four years.

12.	RELATED PARTY TRANSACTIONS

As of September 30, 2005, the Company incurred expenses of $22,500 (2004 - $22,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

As of September 30, 2005, the Company incurred salaries of $112,500 (2004 - $75,000) to the Chairman of the Company, $123,289 (2004 – $nil) to the President and CEO and $56,250 (2004 - $56,250) to a Director. Also, as of September 30, 2005, included in accounts payable and accrued liabilities is an amount of $56,250 (2004 - $nil) due to a Director of the Company for salaries accrued in the current year.

Augusta Resource Corporation	21

NOTES TO THE FINANCIAL STATEMENTS

12.	RELATED PARTY TRANSACTION (continued)

At September 30, 2005, included in accounts receivable is an amount of $4,349 (2004 – $nil) due from a related company with common directors as a result of a cost sharing arrangement for office rent and operating expenses.

Included in prepaid is $12,367 (2004 - $37,567) in advances for expenses to the Chairman.

13.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, loans, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

14.	COMMITMENTS

The lease for the office space in Canada commenced on April 1, 2003 and ends February 27, 22006. The lease for the office space in Colorado started on June 1, 2005 and ends on May 31, 2008. The future minimum lease payments are as follows:

Year
2006	$68,222
2007	58,288
2008	39,607
Total	$166,117

15.	SEGMENTED INFORMATION

The Company operates in one industry. As at September 30, 2005, the Company’s long-lived assets were in Canada, $251,501 (2004 - $251,501) and in the United States, $16,607,254 (2004 - $53,348).

16.	SUBSEQUENT EVENTS

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuance of the warrants are subject to regulatory approval.

Augusta Resource Corporation	22

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Chris M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Richard Warke ~ Chairman
Mike Clarke ~ Vice President Exploration
James Sturgess ~ Vice President Projects and Environment
Purni Parikh ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Deloitte & Touche LLP
#2800 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ ARS

Augusta Resource Corporation	23